Exhibit 2

NEWS For Immediate Release	03-013 Date: December 2, 2003 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Fax (403) 225-7609

Agrium to Adjust Carrying Cost of its Kenai, Alaska facility	E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it expects to adjust the carrying cost of its Kenai, Alaska nitrogen facility, resulting in a non-cash, after tax charge of approximately $140 million in the Corporation’s fourth quarter financial results.

“We have been unsuccessful in reaching a commercial settlement with Unocal on reasonable terms” said Mike Wilson, Agrium’s President and CEO. “Under the circumstances, we feel it is prudent to adjust the carrying cost of our Kenai facility to reflect the negative effect of Unocal’s failure to deliver sufficient gas to meet plant requirements, which we believe is a breach of their contract. We are aggressively pursuing our claims against Unocal through the arbitration and litigation process, with an arbitration hearing scheduled to commence in May of 2004.”

Agrium will be actively pursuing alternative gas supplies for our Kenai, Alaska facility. However, in calculating the adjustment, Agrium used gas supply indications from Unocal (Union Oil Company of California) and did not assume significant alternative gas supplies, since long-term gas supply contracts have not been arranged. The adjustment to the carrying cost also reflects an estimate of the earnout obligation, which is under dispute and the subject of litigation.

Agrium expects to operate one plant through this winter, which would represent approximately 50% of capacity, and increase production over next summer as additional gas is expected to become available. In 2005, operation of one plant through the year has been assumed.

The indicated gas supply from Unocal to the Kenai, Alaska facility will be insufficient to operate the facility past the end of 2005. However, Agrium continues to allege Unocal has additional gas that is contractually committed to the Kenai facility, in excess of what it has indicated to Agrium. Recent gas discoveries suggest there are significant gas resources in the Cook Inlet. In this regard, Agrium continues to work with the State of Alaska and gas producers to maintain plant operations and our employee base in the region.

“The dispute with Unocal has created a great deal of uncertainty. However, industry fundamentals and our financial results remain very strong even with the current reduced gas supply from Unocal. We remain comfortable with the previously announced earnings guidance for the fourth quarter of $0.19 basic per share, excluding the adjustment to the carrying cost of our Kenai facility.” said Mr. Wilson.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of fertilizers: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as through the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the Corporation’s annual report to shareholders for 2002, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the outcome of the dispute between the Corporation and Unocal, including the amount and timing of any payments due to or from Unocal, the future gas prices and availability at Kenai, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for US, Canadian and Argentine currencies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates.

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